UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SCHEDULING OF GENERAL SHAREHOLDERS MEETING AND PROFIT DISTRIBUTION SCHEDULE

Medellin, Colombia, February 6, 2012

The Board of Directors of Bancolombia S.A. (“Bancolombia”), made the following decisions in a meeting held today:

General Shareholders Meeting of Bancolombia S.A.

Called the General Shareholders Meeting to be held on March 5, 2012, at 10:00 am in the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellín, Colombia.

Profits Distribution Project

Decided at propose to the General Shareholders Meeting a dividend on the profits obtained in 2011, equivalent to COP 708 per share to be paid as follows: COP 177 per share and per quarter, on the first business day of each quarter (April 2nd, July 3rd, October 1st of 2012 and January 2nd of 2013). This dividend also applies to the non-voting preferred shares, which public offering process ended today.

The proposal also includes an increase of COP 556,152,492,841.29 million in the legal reserve for future dividends.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 06, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Executive Vice President of Corporate Development (I)